RECEIVED
2010 JUL 19 P 12:24

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2010

ASIAN DEVELOPMENT BANK
No. 6 ADB Avenue
Mandaluyong City,
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2010 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2010 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

With effect from 7 June 2010, Lakshmi Venkatachalam has been appointed as ADB's Vice-President (Private Sector and Cofinancing Operations).



10016213

New Borrowings
2nd QTR 2010

Appendix A

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borr. No.	MTN No.
14-Apr-10	15-Oct-14	BRL	30,000,000	BRL30,000,000 8.02% Notes payable in JPY	781-000	530-00-2
06-Apr-10	06-Apr-40	US$	20,000,000	US$20,000,000 Zero Coupon Call Nts	778-000	533-00-2
15-Apr-10	18-Apr-12	AUD	391,000,000	AUD391,000,000 4.40% Notes	779-000	534-00-2
15-Apr-10	18-Apr-13	ZAR	2,093,000,000	ZAR2,093,000,000 7.18% Notes	780-000	535-00-2
22-Apr-10	22-Apr-13	AUD	174,100,000	AUD174,100,000 5.00% Notes	783-000	536-00-2
22-Apr-10	22-Apr-13	NZD	75,500,000	NZD75,500,000 4.26% Notes	782-000	537-00-2
27-Apr-10	05-Mar-20	AUD	400,000,000	AUD400,000,000 6.25% Notes	774-000	006-01-1
30-Apr-10	30-Apr-13	BRL	225,000,000	BRL225,000,000 9.25% Notes payable in US$	784-000	538-00-1
11-May-10	30-Apr-13	BRL	50,000,000	BRL50,000,000 9.25% Notes payable in US$	784-000	538-01-1
07-Jun-10	30-Apr-13	BRL	50,000,000	BRL50,000,000 9.25% Notes payable in US$	784-000	538-02-1
27-May-10	28-May-14	BRL	140,000,000	BRL140,000,000 9.00% Notes payable in JPY	785-000	539-00-2
25-May-10	25-May-12	BRL	150,000,000	BRL150,000,000 9.50% Notes payable in US$	786-000	540-00-2
01-Jun-10	01-Jun-40	US$	20,000,000	US$20,000,000 Zero Coupon Callable Notes	787-000	541-00-2
03-Jun-10	03-Jun-20	US$	30,000,000	US$30,000,000 Floating Rate Note Callable Notes	788-000	542-00-2
29-Jun-10	27-Jun-14	ZAR	217,340,000	ZAR217,340,000 7.05% Notes	789-000	543-00-2
29-Jun-10	27-Jun-14	BRL	200,000,000	BRL200,000,000 8.40% Notes payable in JPY	791-000	544-00-2
03-Jun-10	15-Jul-13	US$	3,000,000,000	US$3,000,000,000 1.625% Global Notes	790-000	545-00-1
03-Jun-10	18-Jun-15	ZAR	2,550,000,000	ZAR2,550,000,000 0.50 per cent. Deep Disc Notes	792-000	546-00-2
15-Jun-10	15-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	793-000	547-00-2
15-Jun-10	15-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	794-000	548-00-2
15-Jun-10	15-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	795-000	549-00-2
16-Jun-10	16-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	796-000	550-00-2
16-Jun-10	16-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	797-000	551-00-2
16-Jun-10	16-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	798-000	552-00-2
16-Jun-10	16-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	799-000	553-00-2
18-Jun-10	18-Jun-40	US$	20,000,000	US$20,000,000 Zero Coupon Callable Notes	802-000	554-00-2
17-Jun-10	17-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	800-000	555-00-2
17-Jun-10	17-Jun-40	US$	10,000,000	US$10,000,000 Zero Coupon Callable Notes	801-000	556-00-2
15-Jun-10	25-May-12	BRL	50,000,000	BRL50,000,000 9.25% Notes payable in US$	786-001	540-01-1
25-Jun-10	25-Jun-40	US$	20,000,000	US$20,000,000 Zero Coupon Call Nts	803-000	557-00-2
23-Jun-10	30-Apr-13	BRL	50,000,000	BRL50,000,000 9.25% Notes payable in US$	784-000	538-03-1
24-Jun-10	24-Mar-20	AUD	200,000,000	AUD200,000,000 0.50% Deep Discount Nts	804-000	558-00-2

Redeemed Borrowings
2nd QTR 2010

Appendix B

Issue Date	Maturity Date	Issue Description	Borr. No.	MTN No.
03-Apr-08	01-Apr-10	AUD10,800,000 5.85 per cent. Notes due 1 April 2010	633-000	395-00-2
10-Apr-08	09-Apr-10	ZAR395,300,000 10.20 per cent. Notes due 9 April 2010	634-000	396-00-2
16-Apr-07	15-Apr-10	AUD413,000,000 5.70 per cent. Notes due 15 April 2010	532-000	293-00-2
03-Apr-08	15-Apr-10	ZAR476,000,000 0.50 per cent. Notes due 15 April 2010	631-000	390-00-2
03-Apr-08	15-Apr-10	ZAR830,000,000 9.70 per cent. Notes due 15 April 2010	632-000	391-00-2
23-Apr-03	23-Apr-10	NTD5,000,000,000 Bonds of 2003 due 23 April 2010	361-000	NonMTN
24-Apr-08	23-Apr-10	AUD128,000,000 6.18 per cent. Notes due 23 April 2010	637-000	393-00-2
24-Apr-08	23-Apr-10	NZD43,000,000 6.82 per cent. Notes due 23 April 2010	638-000	394-00-2
19-May-08	19-May-10	ZAR438,360,000 10.91 per cent. Notes due 19 May 2010	642-000	404-00-2
19-May-03	19-May-10	JPY1,000,000,000 Fixed and Foreign-Exchange Linked Callable Notes due 19 May 2033	371-000	148-00-2
20-May-08	20-May-10	TRY4,000,000 13.10 per cent. Notes due 20 May 2010	636-000	399-00-2
22-May-08	22-May-10	U.S.$15,000,000 Zero Coupon Callable Notes due 22 May 2038	644-000	407-00-2
15-May-08	20-May-10	AUD100,000,000 6.40 per cent. Notes due 20 May 2010	640-000	401-00-2
24-May-05	24-May-10	THB4,000,000,000 3.87% Bonds of B.E. 2548 (2005) due B.E. 2553 (2010)	414-000	NonMTN
27-May-08	27-May-43	U.S.$15,000,000 Zero Coupon Callable Notes due 27 May 2043	646-000	410-00-2
21-May-07	27-May-10	AUD248,000,000 5.58 per cent. Notes due 27 May 2010	546-000	312-00-2
28-May-08	28-May-10	U.S.$15,000,000 Zero Coupon Callable Notes due 28 May 2043	648-000	411-00-2
29-May-08	28-May-10	TRY11,000,000 14.00 per cent. Notes due 28 May 2010	650-000	406-00-2
06-Jun-08	06-Jun-10	U.S.$15,000,000 Zero Coupon Callable Notes due 6 June 2043	652-000	414-00-2
08-Jun-06	08-Jun-10	USD86,500,000 4.70 per cent. Notes due 8 June 2010	481-000	249-00-2
08-Jun-06	08-Jun-10	EUR22,000,000 3.06 per cent. Notes due 8 June 2010	482-000	250-00-2
10-Jun-08	10-Jun-10	AUD200,000,000 7.50 per cent. Notes due 10 June 2010	655-000	416-00-1
12-Jun-08	11-Jun-10	ZAR370,790,000 11.33 per cent. Notes due 11 June 2010	651-000	413-00-2
15-Jun-95	15-Jun-10	JPY10,000,000,000 4.40 per cen.t Dual Currency Yen/DM Notes Due 2010	180-000	NonMTN
16-Jun-05	16-Jun-20	JPY1,500,000,000 Fixed and Floating Rate Callable Notes due 16 June 2020	418-000	194-00-2
17-Mar-08	17-Jun-10	ZAR770,000,000 10.07 per cent. Notes due 17 June 2010	618-000	384-00-2
20-Jun-08	20-Jun-43	U.S.$15,000,000 Zero Coupon Callable Notes due 20 June 2043	656-000	422-00-2
22-Jun-05	22-Jun-10	ZAR400,000,000 6.00 per cent. Notes due 22 June 2010	419-000	192-00-2
30-Jun-08	30-Jun-10	ZAR60,000,000 11.04 per cent. Notes due 30 June 2010	665-000	418-00-2